Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (F1728)

Contingent Coupon Autocallable Reverse Convertible Securities

Linked to the Performance of the Common Stock of Toll Brothers, Inc.

Offering Period: August 21, 2021 – August 22, 2021

Summary Product Terms

CUSIP	22550MSY6
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	1 year (if not automatically redeemed)
Trade Date	August 23, 2021
Settlement Date	August 28, 2021
Key Dates	See the applicable pricing supplement
Valuation Date	April 25, 2022
Maturity Date	April 28, 2022
Underlying	The common stock of Toll Brothers, Inc.
Initial Level	The closing level of the Underlying on the Trade Date
Final Level	The closing level of the Underlying on the Valuation Date
Underlying Performance	(Final Level – Initial Level) / Initial Level
Contingent Coupon	$31.25 per period (approximately 12.50% p.a.), if any
Contingent Coupon Barrier Level	Approximately 75% of the Initial Level
Contingent Coupon Payment Frequency	Quarterly
Contingent Coupon Barrier Observation Frequency	Quarterly
Knock-In Level	Approximately 75% of the Initial Level
Autocall Observation Frequency	Quarterly
Autocall Trigger Level	100% of the Initial Level
Physical Delivery Amount	A number of shares of the Underlying equal to $1,000 divided by the Initial Level, subject to adjustments, with cash in lieu of fractional shares.
Estimated Value	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $920 and $987.50. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date.

Hypothetical Redemption Amounts

The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) the hypothetical Initial Level is $100, (ii) a share adjustment factor of 1.0, (iii) the securities are not automatically redeemed and are held to maturity and (iv) if the Physical Delivery Amount is to be delivered at maturity, we do not exercise our right to pay cash instead of the Physical Delivery Amount. The hypothetical Initial Level of $100 has been chosen for illustrative purposes only and does not represent the actual Initial Level of the Underlying. Accordingly, the Physical Delivery Amount below does not represent the actual number of shares you would receive, which would be determined by the actual Initial Level of the Underlying and its share adjustment factor. The numbers appearing in the table have been rounded for ease of analysis. This table does not include any Contingent Coupon payments on the securities.

Underlying Performance	Return on the Securities*	Redemption Amount per $1,000 Principal Amount
50%	0%	$1,000
25%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	0%	$1,000
-25%	0%	$1,000
-26%	-26%	10 shares
-50%	-50%	10 shares
-75%	-75%	10 shares
-100%	-100%	$0

* Based on value of shares on the Valuation Date. Because the Valuation Date is prior to the Maturity Date, if the Final Level is less than the Knock-In Level, the return on the securities will differ from and may be lower than the percentage change of the Underlying from the Initial Level to the Final Level.

Payoff Description

Contingent Coupon Payment

Unless previously automatically redeemed, if, on any Observation Date, the Underlying closes at or above the Contingent Coupon Barrier Level, you will receive the Contingent Coupon.

Otherwise no Contingent Coupon will be paid.

Automatic Redemption

If, on any Autocall Trigger Observation Date, the Underlying closes at or above the Autocall Trigger Level, the securities will be automatically redeemed and you will receive the Principal Amount + the Contingent Coupon, if any. No further payments will be made on the securities.

Redemption Amount at maturity

Unless previously automatically redeemed, on the Valuation Date, if the Underlying closes at or above the Knock-In Level, you will receive the Principal Amount (in addition to the last Contingent Coupon due, if any).

However, if the Underlying closes below the Knock-In Level, you will receive shares of the Underlying (or, at our election, the cash value thereof). You could lose your entire investment.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underwriting Discounts and Commissions

Certain fiduciary accounts will pay a purchase price of $987.50 per security, and the placement agent with respect to sales made to such accounts will forgo any discounts and commissions. Citigroup Global Markets Inc. (“CGMI”) will act as placement agent for the securities. The total discounts and commissions represent the amount that CGMI receives from sales to accounts other than such fiduciary accounts. CGMI will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $12.50 per $1,000 principal amount of securities.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual contingent coupon rate will not be lower than the rate displayed in this document and the Knock-In Level and Contingent Coupon Barrier Level will not be greater than the level set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If the Underlying closes below the Knock-In Level, you will be fully exposed to any depreciation in the Underlying. Regardless of the amount of any payment or delivery you receive on the securities, your actual yield may be different in real value terms.

•	The securities will not pay more than the principal amount of securities you hold plus Contingent Coupons, if any.

•	The securities do not provide for regular fixed interest payments. If the Underlying closes below the Contingent Coupon Barrier Level on an Observation Date, no Contingent Coupon will be paid with respect to that Observation Date.

•	Contingent Coupons, if any, are paid on a periodic basis and are based solely on the closing levels of the Underlying on the specified Observation Dates.

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher Contingent Coupon may indicate an increased risk of loss.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse AG.

•	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk and may limit your ability to be paid Contingent Coupons over the full term of the securities.

•	The Redemption Amount will be less than the principal amount of securities you hold even if the Underlying closes below the Knock-In Level on the Valuation Date.

•	The value of the Physical Delivery Amount could be less on the Maturity Date than on the Valuation Date.

•	We have no affiliation with the Reference Share Issuer.

•	Although shares of the Underlying are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse AG currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse AG is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse AG to risks.

•	The securities will not be listed on any securities exchange. Credit Suisse AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer.

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlying.

•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse AG has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 21, 2021, Product Supplement No. I–A dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse AG, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010321005863/dp149729_424b2-f1728.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

CREDIT SUISSE SECURITIES (USA) LLC

credit-suisse.com

Copyright © 2021 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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